UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Able View Global Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

ABLE VIEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 and December 31, 2022

(Expressed in U.S. dollar)

	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$6,149,339	$5,773,380
Accounts receivable	16,912,658	21,138,144
Deferred offering costs	1,524,580	374,633
Prepayments and other current assets	10,897,546	3,113,139
Amount due from related parties	1,858,756	3,053,451
Inventories	16,174,169	18,678,648
Total Current Assets	53,517,048	52,131,395

Non-current Assets
Other non-current assets	1,084,651	686,380
Property and equipment, net	727,630	374,005
Rights of use assets	1,981,657	175,004
Deferred tax assets	1,480,957	1,254,547
Total Non-current Assets	5,274,895	2,489,936

Total Assets	$58,791,943	$54,621,331

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$9,873,115	$15,685,674
Accounts payable	1,121,906	841,647
Advance from customers	270,881	219,431
Income tax payable	3,482,883	2,315,764
Lease liabilities	868,112	299,461
Other payable and accrued expenses	1,910,571	1,978,440
Amount due to related parties	-	9,380,129
	17,527,468	30,720,546

Lease liabilities, non-current	1,391,554	19,394
Amount due to related parties, non-current	28,629,568	18,350,020
Total Liabilities	47,548,590	49,089,960

Commitments and Contingencies

Mezzanine Equity (Aggregate liquidation preference of $3,255,781 as of June 30, 2023)
Series A convertible redeemable preferred shares (par value $0.0001 per share, 15,750 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	3,255,781	3,135,781

Shareholders’ Equity
Common stock ($0.0001 par value, 500,000,000 shares authorized; 1,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	100	100
Additional paid-in capital	2,369,435	2,369,435
Statutory reserve	22,658	22,658
Retained earnings	5,536,297	7,540
Accumulated other comprehensive income (loss)	59,082	(4,143)
Total Shareholders’ Equity	7,987,572	2,395,590

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$58,791,943	$54,621,331

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ABLE VIEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2023	2022
Revenues
- Product sales to third parties	$81,663,901	$60,799,374
- Product sales to related parties	-	10,608
Total revenue	81,663,901	60,809,982
Cost of revenue	(61,993,686)	(46,486,931)
Gross profit	19,670,215	14,323,051

Operating expenses
Selling and marketing expenses	(9,229,698)	(7,307,119)
General and administrative expenses	(2,365,150)	(1,476,071)
Total operating expenses	(11,594,848)	(8,783,190)

Income from operations	8,075,367	5,539,861

Other income (expenses), net
Interest expenses, net	(698,500)	(263,161)
Other income	151,454	90,184
Foreign currency exchange loss	(856,930)	(587,172)
Total other expenses, net	(1,403,976)	(760,149)

Income before income taxes	6,671,391	4,779,712

Income tax expenses	(1,022,634)	(873,365)

Net income	5,648,757	3,906,347

Accretion of convertible redeemable preferred shares	(120,000)	(15,781)
Net income attributable to Able View Inc’s preferred shareholders	(85,728)	(57,496)
Net income attributable to Able View Inc’s ordinary shareholders	$5,443,029	$3,833,070

Net income	$5,648,757	$3,906,347

Other comprehensive income
Foreign currency translation adjustments	63,225	220,662
Comprehensive income	5,711,982	4,127,009

Accretion of convertible redeemable preferred shares	(120,000)	(15,781)
Net income attributable to Able View Inc’s preferred shareholders	(85,728)	(57,496)
Comprehensive income attributable to Able View Inc’s ordinary shareholders	$5,506,254	$4,053,732

Earnings per share – basic and diluted	$5.44	$3.65

Dividends declared per share – basic and diluted	$—	$8.28

Weighted average shares – basic and diluted	$1,000,000	1,050,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ABLE VIEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar)

	Common stock		Additional			Accumulated other	Total
	Number of stock	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive (loss) income	shareholders’ equity
Balance as of December 31, 2021	1,050,000	$105	$869,430	—	$8,455,252	$(291,741)	$9,033,046
Declaration of dividends	—	—	—	—	(8,688,985)	—	(8,688,985)
Accretion of convertible redeemable preferred shares	—	—	—	—	(15,781)	—	(15,781)
Net income	—	—	—	—	3,906,347	—	3,906,347
Foreign currency translation adjustments	—	—	—	—	—	220,662	220,662
Balance as of June 30, 2022	1,050,000	$105	$869,430	$—	$3,656,833	$(71,079)	$4,455,289

Balance as of December 31, 2022	1,000,000	$100	$2,369,435	$22,658	$7,540	$(4,143)	$2,395,590
Accretion of convertible redeemable preferred shares	—	—	—	—	(120,000)	—	(120,000)
Net income	—	—	—	—	5,648,757	—	5,648,757
Foreign currency translation adjustments	—	—	—	—	—	63,225	63,225
Balance as of June 30, 2023	1,000,000	$100	$2,369,435	$22,658	$5,536,297	$59,082	$7,987,572

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ABLE VIEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2023 and 2022

(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	7,277,110	(12,453,162)

Cash flows from investing activities:
Purchase of property and equipment	(389,506)	(118,471)
Loans made to third parties	(1,236,742)	-
Lending to related parties	(1,885,736)	(90,294)
Repayment from related parties	1,736,970	171,320
Net cash used in investing activities	(1,775,014)	(37,445)

Cash flows from financing activities:
Proceeds from short-term borrowings	40,465,351	36,517,221
Repayments of short-term borrowings	(46,111,031)	(26,005,460)
Borrowings from related parties	5,835,307	8,681,171
Repayment of short-term borrowings to related parties	(4,212,145)	(11,529,198)
Payment of offering costs	(1,107,564)	(87,874)
Payments of dividends to shareholders	(57,402)	(190,315)
Proceeds from issuance of convertible redeemable preferred shares	-	3,000,000
Net cash (used in) provided by financing activities	(5,187,484)	10,385,545

Effect of exchange rate changes on cash and cash equivalents	61,347	136,050

Net increase (decrease) in cash and cash equivalents	375,959	(1,969,012)
Cash and cash equivalents at beginning of period	5,773,380	6,719,980
Cash and cash equivalents at end of period	$6,149,339	$4,750,968

Supplemental cash flow information
Cash paid for interest expense	$711,891	$303,651
Cash paid for income tax	$143,197	$300,286

Noncash financing activities
Declared but unpaid dividends	$-	$8,688,985
Redesignation of dividends payable as amount due to a related party	$-	$6,759,923
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$2,480,506	$-
Accretion of convertible redeemable preferred shares	$120,000	$15,781

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS DESCRIPTION

Able View Inc. (“Ableview Cayman”) was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

Ableview Cayman owns 100% of the equity interests of Ableview Capital Group Ltd (“Ableview BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on February 10, 2021.

On October 11, 2022 and October 12, 2022, Ableview Cayman setup both Able View Global Inc. and Able View Corporation Inc. under the laws of the Cayman Islands as exempted companies with limited liability. Ableview Cayman owned 100% of the equity interests of Pubco and Merger Sub.

Ableview BVI owns 100% of the equity interests of Ableview Brands Limited (“Ableview Brands”), Ableview Management Limited (“Ableview Management”), and CSS Cosmetics (Hong Kong) Limited (“CSS HK”), all are business companies incorporated in accordance with the laws and regulations of Hong Kong on February 25, 2021, May 25, 2021 and December 31, 2021, respectively.

On April 1, 2021, November 16, 2022 and March 21, 2023, Ableview Brands established Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”), Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”), and Zhejiang Jingxiu Trading Co., Ltd. (“Zhejiang Jingxiu”) all of which are wholly owned subsidiaries in China. On December 7, 2022, Ableview Brands also established Healthy Great Pte. Ltd. (“Ableview Singapore”), a wholly owned subsidiary in Singapore. On January 11, 2022, Ableview Management established CSS Cosmetics (Shanghai) Limited (“CSS Shanghai”), a wholly owned subsidiary in China.

Ableview Management acquired Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”), and Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”) from shareholders of Ableview Cayman, and such acquisition was accounted for as acquisition under common control. Shanghai Jinglu and Beijing Jingyuan were setup in China on November 24, 2020 and October 14, 2020, respectively.

Ableview Investment Limited (“Ableview Investment”) was incorporated on October 23, 2019 under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 18, 2015, through its subsidiaries, Able View Enterprise Limited (“Able View”) and its wholly owned subsidiary Shanghai Weitong Trading Co., Ltd. (“Weitong”). Able View is a limited liability company, which was registered and established under the laws of the Hong Kong on November 18, 2015. The PRC operating company, Weitong was incorporated as a PRC entity pursuant to PRC law on May 28, 2015 by two former shareholders. On November 21, 2017, Able View entered into a share transfer agreement with the former shareholders to acquire 100% of the equity interest of Weitong. Pursuant to the share transfer agreement, the closing date was November 21, 2017.

Reorganization

On April 28, 2022, Ableview Cayman entered into an equity transfer agreement with Ableview Investment and the shareholders of Ableview Investment. Pursuant to the equity transfer agreement, each of the shareholders of Ableview Investment transferred to Ableview Cayman their respective equity interests in Ableview Investment (“Equity Transfer”). Because the shareholders of Ableview Cayman and Able View Investment are of the same group, the Equity Transfer was agreed at nil consideration. Upon completion of the Equity Transfer, Ableview Investment became a direct wholly-owned subsidiary of Ableview Cayman.

On April 28, 2022, Ableview Cayman completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Ableview Investment prior to the reorganization. Ableview Cayman, Ableview BVI, Ableview Brands, and Ableview Management were established as holding companies of Ableview Investment and its subsidiaries, and all of these entities are under common control which results in the consolidation of Ableview Investment and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the unaudited condensed consolidated financial statements.

Ableview Cayman and its subsidiaries (herein collectively referred to as the “Company”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2023 and six months ended June 30, 2023 and 2022 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto for the fiscal years ended December 31, 2022 and 2021, included in the Form F-4 filed on June 26, 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022 and 2021.

(b)	Basis of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

(c)	Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Foreign currency translation (continued)

Translation of amounts from HKD and RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30, 2023	December 31, 2022

HKD exchange rate for balance sheet items, except for equity accounts	7.8363	7.8015
RMB exchange rate for balance sheet items, except for equity accounts	7.2513	6.8972

	For the Six Months Ended June 30,
	2023	2022

HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8394	7.8260
RMB exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	6.9283	6.4791

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d)	Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2023 and December 31, 2022, the Company determined no allowances for doubtful accounts were necessary for accounts receivable.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the unaudited condensed consolidated statements of income and comprehensive income. As of June 30, 2023 and December 31, 2022, the Company wrote down inventories of $nil and $31,202, respectively.

(f)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

For the six months ended June 30, 2023 and 2022, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. Payments received in advance from customers are recorded as “advance from customers” in the unaudited condensed consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the goods to its customers. In cases where transaction prices are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of June 30, 2023 and December 31, 2022, the Company did not record return allowance because the Company historically incurred minimal returns from customers and the Company did not expect a significant reversal in the amount of cumulative revenue.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Significant risks and uncertainties

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2023, the Company held cash and cash equivalents of $6,149,339, among which $3,996,036 were deposited in financial institutions located in Hong Kong, and $2,143,858 were deposited in financial institutions located in Mainland China. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,000), while the bank accounts in Hong Kong, are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

3)	Foreign currency risk

The Company has seven mainland China operating subsidiaries whose operating activities and their assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. Foreign exchange transactions conducted in these subsidiaries take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

(h)	Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company continues to evaluate the impact of ASU 2020-06 on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	PREPAYMENTS AND OTHER CURRENT ASSETS

(h) Recent Accounting Pronouncements (continued)

Prepayments and other current assets consist of the following:

	June 30, 2023	December 31, 2022

Prepayments to suppliers (a)	$5,206,791	$1,295,355
Loans to third parties (b)	1,204,152	-
Prepaid marketing and advertising expenses (c)	2,434,115	1,525,715
Due from a supplier (d)	1,012,745	-
Payments on behalf of the sponsor of Manaslu Acquisition Corp. (“HMAC”) (e)	662,250	-
Tax recoverable	90,814	290,590
Others	286,679	1,479
	$10,897,546	$3,113,139

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	For the six months ended June 30, 2023, the Company made loans of aggregating $1,236,742 to two third parties to support their working capital. The loans were interest-free and repayable on demand. As of the date of this report, the Company collected the outstanding loans of $736,111 from one third party and expects to collect the remaining balance before December 31, 2023.

(c)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

(d)	To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. As of June 30, 2023, the balance represented the outstanding advertising service fees due from a supplier.

(e)	As of June 30, 2023, the balance of payments on behalf of the sponsor of HMAC represented the professional and consulting expenses paid on behalf of the sponsor of HMAC, with which the Company closed a business combination in August 2023 (Note 14). These expenses were reimbursed by the sponsor upon the closing of business combination.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2023	December 31, 2022

Vehicles	$499,729	$454,589
Office equipment	320,353	273,240
Leasehold improvement	436,232	118,132
Less: accumulated depreciation	(528,684)	(471,956)
	$727,630	$374,005

Depreciation expense was and $83,493 and $53,075 for the six months ended June 30, 2023 and 2022, respectively.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	SHORT-TERM LOANS

	June 30, 2023	December 31, 2022

Short-term loans from financial institutions	$2,531,127	$9,231,133
Short-term loans from banks	7,341,988	6,454,541
	$9,873,115	$15,685,674

Short-term loans from banks

During the six months ended June 30, 2022, the Company entered into one loan agreement with one bank. For the six months ended June 30, 2023 and 2022, the Company borrowed $30,443,701 and $21,746,651 from the bank with maturity dates due through May 2024. The borrowing bore interest rate of 3.5% per annum. For the six months ended June 30, 2023 and 2022, the Company repaid borrowings of $29,835,664 and $14,814,639, respectively, to the bank.

During the six months ended June 30, 2023, the Company entered into one additional loan agreement with another bank, pursuant to which the Company borrowed $288,671 with maturity dates due through March 2024. The borrowing bore interest rate of 4.0% per annum. For the six months ended June 30, 2023, the Company did not repay bank borrowings to the bank.

Short-term loans from financial institutions

During the six months ended June 30, 2023 and 2022, the Company entered into certain loan agreements with two financial institutions. Pursuant to which the Company borrowed $9,732,979 and $11,961,538 from these financial institutions with maturity dates due through May 2024. The borrowings bore interest rates ranging between 7.5% and 12.3% per annum. For the six months ended June 30, 2023 and 2022, the Company repaid borrowings of $16,275,367 and $10,727,794, respectively.

6.	OPERATING LEASES

As of June 30, 2023, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 16.5 months and 48 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of income and comprehensive income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of income and comprehensive income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	OPERATING LEASES (CONTINUED)

For short-term leases, the Company records operating lease expense in its unaudited condensed consolidated statements of income and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	June 30, 2023	December 31, 2022
Right of use assets	$1,981,657	$175,004

Operating lease liabilities, current	$868,112	$299,461
Operating lease liabilities, non-current	1,391,554	19,394
Total operating lease liabilities	$2,259,666	$318,855

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2023	2022
Operating cash flows used in operating leases	$293,214	-
Weighted average remaining lease term (years)	2.33	-
Weighted average discount rate	4.75%	-

Operating lease expenses were $488,348 and $213,221, respectively, for the six months ended June 30, 2023 and 2022, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

June 30,
2023
For the six months ending December 31, 2023	$584,623
For the year ending December 31, 2024	812,673
For the year ending December 31, 2025	797,925
For the year ending December 31, 2026 and thereafter	210,362
Total lease payments	2,405,583
Less: Imputed interest	(145,917)
Present value of lease liabilities	$2,259,666

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAXES

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) from the year of 2022. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the period from January 1, 2022 through December 31, 2022, and are entitled to a reduced EIT rate of 5% for the first RMB 3 million of assessable profits, and 25% for assessable profits above RMB 3 million for the period from January 1, 2023 through December 31, 2027.

Singapore

Ableview is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

For the six months ended June 30, 2023 and 2022, the income tax expenses (benefits) were comprised of the following:

	For the Six Months Ended June 30,
	2023	2022

Current income tax expenses	$1,321,854	$865,483
Deferred income tax (benefits) expenses	(299,220)	7,882
	$1,022,634	$873,365

Deferred tax assets as of June 30, 2023 and December 31, 2022 consist of the following:

	June 30, 2023	December 31, 2022

Net operating losses carryforwards	$1,558,223	$1,335,778
Less: valuation allowance	(77,266)	(81,232)
	$1,480,957	$1,254,546

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAXES (CONTINUED)

As of June 30, 2023, the Company had net operating loss carrying forwards of $6,745,593, among which $6,501,927 was from the Company’s PRC subsidiaries, which will expire as of beginning of December 31, 2026, and $243,666 was from the Company’s Hong Kong subsidiaries, which will not expire. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2023 and December 31, 2022, valuation allowance of $77,266 and $81,232, respectively, was provided against deferred tax assets arising from net operation losses carryforwards as the Company assessed that it was more likely than not that that the net operating losses would not be fully utilized before expiration.

The Company operates its business through its subsidiaries. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the six months ended June 30, 2023 and 2022, the Company had no unrecognized tax benefits. The Company does not believe that its uncertain tax position will materially change over the next twelve months.

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 11, 2022, the Company closed an issuance of 15,750 Series A Convertible Redeemable Preferred Shares (“Preferred Shares”) to a third party, at a per share price of $190.4762. The Company raised $3,000,000 from the issuance of Preferred Shares. The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the six months ended June 30, 2023 and 2022:

Series A Convertible Redeemable Preferred Shares
Balance as of December 31, 2021	$-
Issuance of preferred shares in exchange of cash	3,000,000
Accretion of preferred shares	15,781
Balance as of June 30, 2022	$3,015,781

Balance as of December 31, 2022	$3,135,781
Accretion of preferred shares	120,000
Balance as of June 30, 2023	$3,255,781

The key terms of the Preferred Shares are as follows:

Conversion

The holder of Preferred Share shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Redemption

The holder of Preferred Shares shall have the right to redeem if the Qualified IPO has not been consummated by the 24th month from the closing of issuance of the Preferred Shares. A Qualified IPO is defined as a firm commitment underwritten public offering of the ordinary shares of the Company on the New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock Exchange or other internationally accepted stock exchange approved by the Sole Director, or a merger with a SPAC as a means of going public.

Liquidation preference

In the event of any liquidation, including deemed liquidation event, dissolution or winding up of the Company, either voluntary or involuntary, the holder of Preferred Shares shall firstly be entitled to receive, on a pari passu basis, for each outstanding Preferred Shares held, the higher of the following two amounts: (1) an amount equal to 100% of the Preferred Shares Issue Price, plus (a) an annual simple interest of eight percent (8%) accrued on the Preferred Shares Issue Price (calculated commencing from the date of the Closing until the date when such Liquidation Event completes, and calculated on a pro-rata basis in the case of a partial year, on a basis of 365 days a year) and (b) all declared but unpaid dividends, or (2) the amount of the assets and funds of the Company that the holder of Preferred Shares are entitled to receive based on their shareholding percentage of the Company upon the conversion of Preferred Shares into Ordinary Shares.

A deemed liquidation event shall include 1) any merger, consolidation, amalgamation, scheme of arrangement or share sale involving the Company with or into any other Person or other reorganization in which more than fifty percent (50%) of the Company’s voting power immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power, is transferred, 2) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Company (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Company), and 3) a sale, transfer, exclusive licensing or other disposition of all or substantially all of the Company’s Intellectual Property to a third party (other than the software license during the ordinary course of business).

Voting rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Accounting for the Convertible Redeemable Preferred Shares

The Company has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are contingently redeemable upon the occurrence of an event not solely within the control of the Company. The issuance of the convertible redeemable preferred shares is recognized at issuance price at the date of issuance net of issuance costs. The Company did not incur issuance cost in relation to the issuance of preferred shares. In addition, the Company accretes changes in the redemption value of the convertible redeemable preferred shares based on the issuance price plus a pre-determined annualized return set forth in the agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all of series preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s common shares at the commitment date determined by the Company taking into account independent valuations.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	EQUITY

Common stocks

Ableview Cayman’s authorized share capital is 500,000,000 ordinary shares, par value $0.0001 per share. On August 1, 2019, Ableview Cayman issued 1,050,000 ordinary shares, which issuance was considered as being part of the reorganization of the Company.

During the year ended December 31, 2022, Ableview Cayman cancelled 50,000 ordinary shares previously issued to its share-based compensation platform.

As of June 30, 2023 and December 31, 2022, the Company had outstanding common stocks of 1,000,000.

Declaration of dividends

For the six months ended June 30, 2023, the Company did not declare dividends. In the same period, the Company paid dividends of $57,402, in the form of purchasing insurance policies, to three shareholders.

For the six months ended June 30, 2022, Able View declared dividends aggregating $8,688,985. In the same period, Able View paid dividends of $190,315 to their shareholders. In addition, two shareholders of Able View designated an aggregation of $6,759,922 out of dividends payable due to these two shareholders as amount due to an entity controlled by one of the two shareholders.

As of June 30, 2023, the Company had declared but unpaid dividends of $16,709,692, among which $15,707,219 was due to shareholders whose holding of beneficiary shares exceeded 5% (Note 11). As of December 31, 2022, the Company had declared but unpaid dividends of $16,841,910, among which $15,834,965 was due to shareholders whose holding of beneficiary shares exceeded 5% (Note 11).

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds.

The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid-in capital of the PRC subsidiaries included in the Company’s unaudited condensed consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. As of June 30, 2023 and December 31, 2022, the Company’s PRC profit generating subsidiaries had statutory reserve funds of $22,658 and $22,658 as one of the PRC subsidiaries generated profits in the year ended December 31, 2022.

As of June 30, 2023 and December 31, 2022, the Company had net restricted assets of $869,535, which represented paid-in capital that is included in the Company’s unaudited condensed consolidated net assets.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	EARNINGS PER SHARE

For the six months ended June 30, 2023 and 2022, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings.

For the six months ended June 30, 2023 and 2022, the outstanding convertible redeemable preferred shares were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

The following table sets forth the computation of basic and diluted earnings per share for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,
	2023	2022
Numerator:
Net Income Attributable to Able View Inc.	$5,648,757	3,906,347
Accretion of convertible redeemable preferred shares	(120,000)	(15,781)
Net income attributable to Able View Inc’s preferred shareholders	(85,728)	(57,496)
Net Income Attributable to Able View Inc’s Ordinary Shareholders	$5,443,029	$3,833,070
Denominator:
Weighted average ordinary shares outstanding – basic and dilutive	1,000,000	1,050,000
Earnings per share
Earnings per share – basic and dilutive	$5.44	$3.65

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the six months ended June 30, 2023 and 2022, or recorded balances as of June 30, 2023 and December 31, 2022.

Name	Relationship with the Company
Mr. Zhu Jian	Director and 73% beneficial owner of the Company
Mr. Wang Jun	Chief Executive Officer and 19% beneficial owner of the Company
Mr. Tang Jing	Chief Financial Officer and 8% beneficial owner of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by Mr. Tang Jing
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuancheng”)	Company controlled by Mr. Wang Jun

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

2)	Transactions with related parties

	For the Six Months Ended June 30,
	2023	2022
Sales of products to related parties
Merit Zone	$-	$10,608

Rental expenses charged by related parties
Jingqi (1)	$13,218	$73,307
Skinist Shanghai	-	36,479
	$13,218	$109,786

Service fees charged by related parties
Jingqi	$2,139	11,799
Jingrong	43,301	-
Skinist Shanghai	-	5,900
	$45,440	$17,699

Payment of dividends
Mr. Zhu Jian	19,134	132,814
Mr. Wang Jun	19,134	38,334
Mr. Tang Jing	19,134	19,167
	$57,402	$190,315

(Advances to) Collection of advances from related parties

	For the Six Months ended June 30,
	2023		2022
	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	$(1,673,674)	$1,465,822	$-	$-
Jingqi	(163,100)	-	(90,294)	-
Skinist Shanghai	(48,962)	271,148	-	-
Zhiwang	-	-	-	140,452
Jingrong	-	-	-	30,868
	$(1,885,736)	$1,736,970	$(90,294)	$171,320

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

2)	Transactions with related parties (continued)

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months ended June 30,
	2023		2022
	Borrowings	Repayments	Borrowings	Repayments
Skinist Global (2)	$1,944,020	$-	$3,418,094	$(8,941,184)
Yuancheng (2)	1,443,356	-	-	-
Teng Xin (2)	216,503	(216,503	-	-
Shi Lin (2)	379,602	(2,025,461)	4,645,707	(2,350,635)
Mr. Zhu Jian (2)	-	(1,443,356)	-	(237,379)
Mr. Tang Yuhua (2)	1,563,154	(526,825)	-	-
Mr. Wang Jixiang (2)	288,672	-	617,370	-
	$5,835,307	$(4,212,145)	$8,681,171	$(11,529,198)

(1)	In March 2021, the Company extended the office sub-lease agreement to February 2023. Jingqi charges the Company a monthly rental fee of approximately $12,887 and a monthly property management fee of approximately $2,085.

(2)	During the six months ended June 30, 2023 and 2022, the Company borrowed $5,835,307 and $8,681,171 from six and three related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

3)	Balances with related parties

As of June 30, 2023 and December 31, 2022, the balances with related parties were as follows:

-	Due from related parties

	June 30, 2023	December 31, 2022
Accounts receivable
Skinist Global	$193,184	$24,102
Merit Zone	-	1,651,649
	193,184	1,675,751
Prepayments
Skinist Shanghai	225,764	-
	225,764	-
Other receivable (1)
Jingrong	1,826	1,920
Skinist Shanghai	13,791	237,686
Skinist Global	324,165	116,749
Jingqi	1,100,026	1,021,345
	1,439,808	1,377,700

Total	$1,858,756	$3,053,451

(1)	As of June 30, 2023 and December 31, 2022, the other receivables due from related parties represented the administrative expenses paid by the Company on behalf of the related parties. The balances were interest free and were receivable on demand.

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

3)	Balances with related parties (continued)

-	Due to related parties

	June 30, 2023	December 31, 2022
Dividends payable
Mr. Zhu Jian (1)	$-	$6,940,190
Mr. Wang Jun (1)	-	1,340,268
Mr. Tang Jing (1)	-	1,024,440
	-	9,304,898
Accounts payable
Skinist Shanghai	-	75,231

Total	$-	$9,380,129

-	Due to related parties, non-current

	June 30, 2023	December 31, 2022
Dividends payable
Mr. Zhu Jian (1)	$5,751,439	$-
Mr. Wang Jun (1)	2,453,964	-
Mr. Tang Jing (1)	1,000,749	-
Healthy Great (2)	4,964,343	4,986,487
Smartest Star (2)	1,108,273	1,113,217
Scenery (2)	428,452	430,363
	15,707,220	6,530,067
Other payable (3)
Shi Lin	3,395,471	5,223,073
Jian Tong	2,647,801	2,783,738
Skinist Global	1,944,789	-
Yuancheng	1,379,063	-
Jingrong	41,372	-
Mr. Zhu Jian	-	1,449,864
Mr. Tang Yuhua	3,238,040	2,363,278
Mr. Wang Jixiang	275,812	-
	12,922,348	11,819,953

Total	$28,629,568	$18,350,020

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

3)	Balances with related parties (continued)

(1)	As of December 31, 2022, the dividends payable represented the declared but unpaid dividends to the shareholders. The dividends payable was expected to be paid during the year ending December 31, 2023. During the six months ended June 30, 2023, the shareholders agreed to extend the payments of dividends to January 2025 and the Company classified the balance to “due to related parties, non-current”.

(2)	For the six months ended June 30, 2022, Healthy Great and Smartest Star designated $4,750,174 and $2,009,749, respectively, out of dividends payable due to these two shareholders as amount due to Skinist Global, which was controlled by Mr. Wang Jun. The dividends payable is expected to be paid in January 2025.

(3)	As of June 30, 2023, the other payables represented borrowings were interest free and repayable before January 2025.

12.	CONCENTRATION

Customer concentration

For the six months ended June 30, 2023 and 2022, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Six Months Ended June 30,
	2023	2022

Customer A	22%	35%
Customer B	*	17%
Customer C	29%	15%

As of June 30, 2023 and December 31, 2022, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	June 30, 2023	December 31, 2022

Customer A	28%	60%
Customer B	*	14%
Customer C	29%	17%

ABLE VIEW INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	CONCENTRATION (CONTINUED)

Vendor concentration

For the six months ended June 30, 2023 and 2022, the Company purchased products from the following suppliers who charged over 10% of total cost of revenues for the relevant period. Suppliers accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Six Months Ended June 30,
	2023	2022

Vendor A	38%	31%
Vendor B	*	17%
Vendor C	35%	16%

As of June 30, 2023 and December 31, 2022, accounts payable due to the following suppliers were over 10% of consolidated accounts payable. The details are as follows:

	June 30, 2023	December 31, 2022

Vendor D	*	47%
Vendor E	*	11%
Vendor F	32%	19%
Vendor G	32%	*
Vendor H	24%	*

*	Less than 10%

13.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

14.	SUBSEQUENT EVENTS

The Company has completed its previously announced business combination with Hainan Manaslu Acquisition Corp. (Nasdaq: HMAC) (“HMAC”), a publicly traded special purpose acquisition company. The business combination was approved at an extraordinary general meeting of HMAC’s shareholders on August 2, 2023. Upon the closing of the business combination, HMAC and Able View Inc. each becomes a wholly owned subsidiary of Able View Global Inc (“Able View”).  Beginning August 18, 2023, Able View’s Class B ordinary shares and warrants will trade on the Nasdaq Capital Market under the ticker symbols “ABLV” and “ABLVW,” respectively.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. We enjoy a market share of 16.5% in beauty and personal care cross-border brand management and a market share of 38.1% in functional beauty and personal care brand management in 2022, as measured by gross merchandise value (GMV), according to the Additional Independent Market Research Report by iResearch Co., Ltd. dated February 13, 2023. (the “iResearch Report”). To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We do not generate revenue directly through its brand management services and the service cost is regarded as cost of sales undertaken by us. Instead, we generate revenue from the sales of the products of its brand partners. Any services that we provide to its brand partners in connection with its arrangements with its brand partners is factored into our overall budget when it resells the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces (ii) distributors (iii) directly to end consumers from e-commerce stores operated by us. For the six months ended June 30, 2023 and 2022, net revenue from product sales came to $81.7 million and $60.8 million, respectively. In the same time periods, we realized net income from operations of $8.1 million and $5.5 million, respectively.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. As of the date of this report, all of our contracts with our brand partners have been renewed for the calendar year of 2023. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed on an annual basis. We endeavour to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

Our ability to manage our inventory

We assume inventory ownership of the products of some of our brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our operations, we must effectively anticipate and offer operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from selling beauty and personal care products. We recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers. Our revenues were $81.7 million and $60.8 million for the six months ended June 30, 2023 and 2022, respectively.

Cost of revenues

Our cost of revenues primarily consists of purchase price of products, inbound shipping charges and write-downs of inventories. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues were $62.0 million and $46.5 million for the six months ended June 30, 2023 and 2022, respectively.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) promotion and advertising expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales department; (iii) freight expenses; (iv) warehouse expenses; (v) human resource service fee and IT service fees; and (vi) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2023	2022
Promotion and advertising expenses	$5,217,861	$3,115,022
Payroll and welfare expenses	1,287,284	872,829
Freight expenses	997,541	988,664
Warehouse expenses	769,687	298,599
Human resource service fees and IT service fees	231,069	1,401,961
Others	726,256	630,044
	$9,229,698	$7,307,119

General and administrative expenses

General and administrative expenses primarily consist of (i) professional expenses representing legal consulting fees for our daily operations and audit fees; (ii) office rental expenses; (iii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; and (iv) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2023	2022
Professional expenses	$758,225	$170,079
Office rental expenses	488,348	231,221
Payroll and welfare expenses	456,829	629,809
Others	661,748	444,962
	$2,365,150	$1,476,071

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us or our subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiary in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25% in accordance with the implementation rules of EIT Law.

Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) from the year of 2022. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the period from January 1, 2022 through December 31, 2022, and are entitled to a reduced EIT rate of 5% for the first RMB 3 million of assessable profits, and 25% for assessable profits above RMB 3 million for the period from January 1, 2023 through December 31, 2027.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2023 and 2022. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Changes
	2023	2022	Amount	%
Revenues	$81,663,901	$60,809,982	$20,853,919	34%
Cost of revenues	(61,993,686)	(46,486,931)	(15,506,755)	33%
	19,670,215	14,323,051	5,347,164	37%

Operating Expenses
Selling and marketing expenses	(9,229,698)	(7,307,119)	(1,922,579)	26%
General and administrative expenses	(2,365,150)	(1,476,071)	(889,079)	60%
Total operating expenses	(11,594,848)	(8,783,190)	(2,811,658)	32%

Income from operations	8,075,367	5,539,861	2,535,506	46%

Other income (expenses)
Interest expenses, net	(698,500)	(263,161)	(435,339)	165%
Other income	151,454	90,184	61,270	68%
Foreign currency exchange loss	(856,930)	(587,172)	(269,758)	46%
Income before provision for income tax	6,671,391	4,779,712	1,891,679	40%
Income tax expenses	(1,022,634)	(873,365)	(149,269)	17%
Net income	$5,648,757	$3,906,347	$1,742,410	45%

Revenues

We generate revenues from sales of beauty and personal care products of international brands, over multiple sales channels. Our revenues increased by $20.9 million, or 34% from $60.8 million for the six months ended June 30, 2022 to $81.7 million for the six months ended June 30, 2023. The increase was primarily driven by our continuous investments in both acquisition of beauty and personal care brands and development of distribution channels.

Cost of revenues

Our cost of revenue increased by $15.5 million, or 33% from $46.5 million for the six months ended June 30, 2022 to $62.0 million for the six months ended June 30, 2023. The increase of cost of revenues was in line with the increase of revenues.

Gross margin

As a result of foregoing, our gross margin kept stable at 24% for the six months ended June 30, 2023 and 2022.

Selling and marketing expenses

Our selling and marketing expenses increased by $1.9 million, or 26% from $7.3 million for the six months ended June 30, 2022 to $9.2 million for the six months ended June 30, 2023. The increase was mainly due to 1) an increase of $2.1 million in promotion and advertising expenses as we invested our efforts in online advertising activities to promote beauty and personal care brands and products; 2) an increase of $0.5 million in warehouse operations services to meet increased sales orders; 3) an increase of $0.4 million in payroll and welfare expenses because we hired more outsourced labours with increase of sales volume, partially offset against a decrease of $1.2 million in IT service fee as we had sufficient capability to deal with current business.

General and administrative expenses

Our general and administrative expenses increased by $0.9 million, or 60% from $1.5 million for the six months ended June 30, 2022 to $2.4 million for the six months ended June 30, 2023. The increase was mainly due to 1) an increase of $0.6 million in professional expenses as we engaged in more professionals for advisory services for our business, and 2) an increase of $0.3 million in office rental expenses because we moved to new office in February 2023, the rental fee of which cost higher than pervious office.

Income Tax Expenses

Our income tax expenses increased from $0.9 million for the six months ended June 30, 2022 to $1.0 million for the six months ended June 30, 2023.

For the six months ended June 30, 2023, we recorded current income tax expenses of $1.3 million, as compared with $0.9 million for the same period of 2022. The increase in current income tax expenses was primarily attributable to increased taxable income in our profit-generating subsidiaries for the six months ended June 30, 2023.

For the six months ended June 30, 2023 and 2022, we recorded deferred tax benefits of $0.3 million and deferred income tax expenses of $7,882. For the six months ended June 30, 2023, we generated deferred income tax benefits. This is because we incurred net operating losses in certain of our subsidiaries which previously generated profits. For the six months ended June 30, 2022, we incurred deferred income tax expenses as we utilized net operating losses carry-forwards in certain subsidiaries.

Net income

As a result of the foregoing, our net income increased by $1.7 million, or 45%, from $3.9 million for the six months ended June 30, 2022 to $5.6 million for the same period ended June 30, 2023.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report.

	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	$6,149,339	$5,773,380
Accounts receivable	16,912,658	21,138,144
Deferred offering cost	1,524,580	374,633
Prepayments and other current assets	10,897,546	3,113,139
Amount due from related parties	1,858,756	3,053,451
Inventories	16,174,169	18,678,648
Total Current Assets	53,517,048	52,131,395

Non-current Assets
Other non-current assets	1,084,651	686,380
Property and equipment, net	727,630	374,005
Right of use assets	1,981,657	175,004
Deferred tax assets	1,480,957	1,254,547
Total Non-current Assets	5,274,895	2,489,936
Total Assets	$58,791,943	$54,621,331

LIABILITIES
Current Liabilities
Short-term loans	$9,873,115	$15,685,674
Accounts payable	1,121,906	841,647
Advance from customers	270,881	219,431
Income tax payable	3,482,883	2,315,764
Lease liabilities, current	868,112	299,461
Other payable and accrued expenses	1,910,571	1,978,440
Amount due to related parties	-	9,380,129
Total Current Liabilities	17,527,468	30,720,546
Lease liabilities, non-current	1,391,554	19,394
Amount due to related parties, noncurrent	28,629,568	18,350,020
Total Liabilities	$47,548,590	$49,089,960

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents were $6.1 million and $5.8 million as of June 30, 2023 and December 31, 2022, respectively. The change of balance of cash and cash equivalents was primarily a result of cash of $7.3 million provided by our operating activities, partially net off against cash of $1.8 million used in our investing activities, and cash of $5.2 million used in our financing activities.

Accounts receivable

As of June 30, 2023 and December 31, 2022, the accounts receivable were $16.9 million and $21.1 million, respectively. The decrease in accounts receivable was mainly caused we collected certain aged accounts receivables for the six months ended June 30, 2023. These accounts receivables were delayed in payments from our customers as affected by the COVID-19 pandemic in the PRC at the end of year 2022.

Prepayments and other current assets

As of June 30, 2023 and December 31, 2022, the balance of prepayments and other current assets primarily consisted of the following items:

	June 30, 2023	December 31, 2022
Prepayments to suppliers (a)	$5,206,791	$1,295,355
Loans to third parties (b)	1,204,152	-
Prepaid marketing and advertising expenses	2,434,115	1,525,715
Due from a customer (c)	1,012,745	-
Payments on behalf of the sponsor of Manaslu Acquisition Corp. (“HMAC”) (d)	662,250	-
Tax recoverable	90,814	290,590
Others	286,679	1,479
	$10,897,546	$3,113,139

(a)	The balances of prepayments to suppliers represented advances to brand companies for purchase of cosmetics and other beauty products.

Compared with the balance as of December 31, 2022, the balance of prepayments to suppliers as of June 30, 2023 increased by $3.9 million. The increase was mainly because we made less prepayments to suppliers as of December 31, 2022, as we had sufficient stocks as of December 31, 2022 and reduced purchase plan.

(b)	For the six months ended June 30, 2023, we made loans of aggregating $1,236,742 to two third parties. The loans were interest and repayable on demand. As of the date of this report, the Company collected the outstanding loans of $736,111 from one third party and expects to collect the remaining balance before December 31, 2023.

(c)	To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. As of June 30, 2023, the balance represented the outstanding advertising service fees due from a supplier.

(d)	As of June 30, 2023, the balance of payments on behalf of the sponsor of HMAC represented the professional and consulting expenses paid on behalf of the sponsor of HMAC, with which the Company closed a business combination in August 2023. These expenses were reimbursed by the sponsor upon the closing of business combination.

Inventories

The balance of inventories was $16.2 million and 18.7 million as of June 30, 2023 and December 31, 2022, respectively. The decrease in inventories was primarily because we delayed delivery of stocks to our customers and distributors as our employees took sick leaves as affected spread of COVID-19 in December 2022, leading to higher stocks as of December 31, 2022.

Short-term loans

As of June 30, 2023 and December 31, 2022, the balance of short-term borrowings primarily consisted of the following items:

	June 30, 2023	December 31, 2022
Short-term loans from financial institutions(a)	$2,531,127	$9,231,133
Short-term loans from banks(b)	7,341,988	6,454,541
	$9,873,115	$15,685,674

(a)	As of June 30, 2023, the balance of short-term loans from financial institutions decreased by $6.7 million as compared with the balance as of December 31, 2022.

During the six months ended June 30, 2022, we entered into one loan agreement with one bank. For the six months ended June 30, 2023 and 2022, we borrowed $30.4 million and $21.7 million with maturity dates due through May 2024. The borrowing bore interest rates of 3.5% per annum. For the six months ended June 30, 2023 and 2022, we repaid borrowings of $29.8 million and $14.8 million, respectively.

During the six months ended June 30, 2023, we entered into one additional loan agreement with another bank, pursuant to which we borrowed $0.3 million with maturity dates due through March 2024. The borrowing bore interest rates of 4.0% per annum. For the six months ended June 30, 2023, we did not repay bank borrowings.

(b)	As of June 30, 2023 and December 31, 2022, the balance of short-term loans from banks was stable at $7.3 million and $6.5 million, respectively.

During the six months ended June 30, 2023 and 2022, we entered into certain loan agreements with two financial institutions. Pursuant to which we borrowed $9.7 million and $12.0 million from these financial institutions with maturity dates due through May 2024. The borrowings bore interest rates ranging between 7.5% and 12.3% per annum. For the six months ended June 30, 2023 and 2022, we repaid borrowings of $16.3 million and $10.7 million, respectively.

Amount due to related parties, current and noncurrent

As of June 30, 2023 and December 31, 2022, the balance of amount due to related parties primarily consisted of the following items:

	June 30, 2023	December 31, 2022
Amount due to related parties, current
Dividends payable(a)	$—	$9,304,898
Accounts payable	—	75,231
	$—	$9,380,129
Amount due to related parties, noncurrent
Dividends payable(a)	$15,707,220	$6,530,067
Other payables(b)	10,977,559	11,819,953
Accounts payable	1,944,789	—
	$28,629,568	$18,350,020

(a)	As of December 31, 2022, the dividends payable represented the declared but unpaid dividends to the shareholders. The dividends payable was expected to be paid during the year ending December 31, 2023. During the six months ended June 30, 2023, the shareholders agreed to extend the payments of dividends to January 2025 and the Company classified the balance to “due to related parties, non-current”.

For the six months ended June 30, 2022, Healthy Great and Smartest Star designated $4,750,174 and $2,009,749, respectively, out of dividends payable due to these two shareholders as amount due to Skinist Global, which was controlled by Mr. Wang Jun. The dividends payable is expected to be paid in January 2025.

(b)	As of June 30, 2023, the other payables represented borrowings were interest free and repayable before January 2025.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties. As of June 30, 2023, our cash and cash equivalents were $6.1 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less.

The turnover days for accounts receivable for the six months ended June 30, 2023 and 2022 were 42 days and 49 days, respectively. Our turnover days for accounts receivable are calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 181 days.

We generally granted our customers credit term ranging between 30 days and 90 days. The shorter turnover days for the six months ended June 30, 2023 was because we collected outstanding accounts receivables from our customers which delayed their payments as affected by the COVID-19 pandemic in the PRC at the end of year 2022.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, 22% and 30% of our revenues have been in the form of Renminbi. We expect a material portion of revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2022 presented:

	For the Six Months Ended June 30,
	2023	2022
Net cash provided by (used) in operating activities	$7,277,110	$(12,453,162)
Net cash used in investing activities	(1,775,014)	(37,445)
Net cash (used in) provided by financing activities	(5,187,484)	10,385,545
Effect of exchange rates on cash, cash equivalents and restricted cash	61,347	136,050
Net increase (decrease) in cash and cash equivalents	375,959	(1,969,012)
Cash and cash equivalents, beginning of period	5,773,380	6,719,980
Cash and cash equivalents, end of period	$6,149,339	$4,750,968

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2023 was $7.3 million, primarily attributable to net income of $5.6 million, adjusted for (i) a decrease of $3.9 million in accounts receivable as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) an increase of $6.9 million in other current assets because we increased our prepayments to suppliers as we increased our purchase plan during the six months ended June 30, 2023; (iii) a decrease of $2.3 million in inventories we delivered stocks to our customers and distributors more promptly as we did not suffer lock-down policy under COVID-19 in the first half of 2023; and (iii) an increase of $1.2 million in income tax payable because we generated increased taxable income in our profit-making subsidiaries.

Net cash used in operating activities for the six months ended June 30, 2022 was $12.5 million, primarily attributable to net income of $3.9 million, adjusted for (i) an increase of $4.4 million in accounts receivable as we granted longer credit term to two renowned online market places in the year ended June 30, 2022, (ii) an increase of $9.8 million in inventories as a result of combined effects of (a) we cooperated with new brands and increased stocks of products these brands and (b) we delayed delivery of stocks to customers and distributors as affected by lock-down policy under COVID-19; and (iii) a decrease of $1.2 million in accounts payable because we accelerated payments to our vendors.

Investing activities

For the six months ended June 30, 2023, we reported cash used in investing activities of $1.8 million, which was primarily used in loans of $1.2 million and $1.9 million, respectively, to third parties and related parties, partially offset against proceeds of $1.7 million from repayment of loans from related parties.

For the six months ended June 30, 2022, we reported minimal cash used in investing activities, which was primarily used in purchases of $0.1 million of property and equipment, and loans of $0.1 million to related parties, partially offset against proceeds of $0.2 million from repayment of loans from one related party.

Financing activities

For the six months ended June 30, 2023, we reported cash used in financing activities of $5.2 million, which was primarily used in repayment of short-term borrowings of $46.1 million, repayment of related party borrowings of $4.2 million, payment of offering costs of $1.1 million and payments of dividends of $57,402, partially net off against proceeds of $40.5 million from short-term borrowings, and proceeds of $5.8 million from borrowings from related parties.

For the six months ended June 30, 2022, we reported cash provided by financing activities of $10.4 million, which was primarily provided by proceeds of $36.5 million from short-term borrowings, proceeds of $8.7 million from borrowings from related parties, and proceeds of $3.0 million from issuance of convertible redeemable preferred shares to certain investors, partially net off against repayment of short-term borrowings of $26.0 million, repayment of related party borrowings of $11.5 million and payments of dividends of $0.2 million.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have four subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Trend Information

Our results of operations are slightly affected due to the supply chain disruptions. As of the date of this report, our inventory turnover days were 51 days and 57 days in the six months ended June 30, 2023 and 2022, respectively. In addition, the turnover days for accounts receivable for the six months ended June 30, 2023 and 2022 were 42 days and 49 days, respectively.

Other than as disclosed above and elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Research and Development

We have not engaged in any research and development activities since inception.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 27, 2023	Able View Global Inc.

	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)